PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated April 17, 2014	Registration No. 333-186039

PROSPECTUS

17,793,802 Shares of Common Stock

This Prospectus Supplement supplements the Prospectus dated April 17, 2014 (the “Prospectus”), relating to the offer and sale by the selling security holders identified in the Prospectus of up to 17,793,802 shares of common stock of Ireland Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K filed with the Securities and Exchange Commission on September 4, 2014.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated April 17, 2014. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated April 17, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus Supplement No. 7 is Dated September 11, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 27, 2014
Date of Report (Date of earliest event reported)

IRELAND INC.
(Exact name of registrant as specified in its charter)

NEVADA	000-50033	91-2147049
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

2360 West Horizon Ridge Parkway, Suite 100
Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

(702) 932-0353
Registrant's telephone number, including area code

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

____ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

____ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

____ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

____ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

SECTION 1 – REGISTRANT’S BUSINESS AND OPERATIONS

ITEM 1.01          ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On August 27, 2014, Ireland Inc. (the “Company”) entered into a termination and mutual release agreement (the “Agreement”) with Sierra Mineral Management Inc. (“SMM”) terminating that Amended and Restated Option Agreement between the Company and SMM dated effective as of July 20, 2011 and regarding the Red Mountain Project (the “Option Agreement”).

Under the terms of the Agreement, the Company made a one-time cash payment to SMM for $50,000 and both parties mutually agreed to release and discharge each other from any past, present or future claims with respect to the Option Agreement, including a release by SMM of the Company’s obligation to keep the Red Mountain Project in good standing for 12 months following termination of the Option Agreement, and the Company’s obligation to make the monthly cash payment of $8,000 that was due for the month of August.

ITEM 1.02          TERMINATION OF A MATERIAL DEFINITIVE AGREEMENT.

Also as more fully described in Item 1.01 of this report, on August 27, 2014, Ireland Inc. (the “Company”) entered into a termination and mutual release agreement (the “Agreement”) with Sierra Mineral Management Inc. (“SMM”) terminating that Amended and Restated Option Agreement between the Company and SMM dated effective as of July 20, 2011 and regarding the Red Mountain Project (the “Option Agreement”).

The Company decided to terminate the Option Agreement to allow the Company to reallocate certain funds originally budgeted for maintaining the Option Agreement in order to provide it with maximum flexibility in conducting its exploration activities at its Columbus Project. There were no early termination penalties incurred by the Company with respect to the termination of the Option Agreement.

SECTION 2 – FINANCIAL INFORMATION

ITEM 2.01          COMPLETION OF ACQUISITION OR DISPOSITION OF ASSETS.

Also as more fully described in Item 1.01 of this report, on August 27, 2014, Ireland Inc. (the “Company”) entered into a termination and mutual release agreement (the “Agreement”) with Sierra Mineral Management Inc. (“SMM”) terminating that Amended and Restated Option Agreement between the Company and SMM dated effective as of July 20, 2011 and regarding the Red Mountain Project (the “Option Agreement”).

As a result of the Agreement, the Company has abandoned its interest in the Red Mountain Project. The Red Mountain Project was a potential gold, silver and tungsten project that consisted of 100 unpatented placer federal mineral claims on BLM land covering approximately 13,729 acres, all located in San Bernardino County and Kern County, California.

Also on August 31, 2014, the Company elected to allow 198 mineral claims that previously formed part of its Columbus Project mineral property to lapse (the “Abandoned Claims”) by declining to pay the BLM maintenance fees for the Abandoned Claims. By allowing the Abandoned Claims to lapse, the Company expects to save approximately $212,000 per year in claim maintenance fees moving forward. The Abandoned Claims represented the eastern portion and the southern most portion of the Columbus Project as previously constituted. The Abandoned Claims were not a significant focus of the Company’s exploration efforts. The 2,000 acre area of interest that is the focus of the Company’s current exploration efforts, and includes the North and South Sand Zones, is located on what was previously the western side of the Columbus Project site. This area remains well within the boundaries of the claims retained by the Company. As currently constituted, the Columbus Project is comprised of 466 mineral claims covering approximately 23,418 acres, plus an additional 80 acres of private land, for a total of 23,498 acres.

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SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

(d)          Exhibits

Exhibit Number	Description of Exhibit

10.1	Termination and Mutual Release Agreement dated August 27, 2014 between the Company and Sierra Mineral Management Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRELAND INC.
Date: September 3, 2014
	By:	/s/ David Z. Strickler

Name: David Z. Strickler

Title: Vice President Finance &
Administration

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TERMINATION AND MUTUAL RELEASE AGREEMENT

THIS AGREEMENT is dated as of the 27th day of August, 2014.

AMONG:

SIERRA MINERAL MANAGEMENT INC., doing business as Red Mountain Mining, a Nevada corporation having a mailing address at PO Box 520, Clarkdale, AZ 86324.

("SMM")

OF THE FIRST PART

AND:

IRELAND INC., a Nevada corporation having a business address at 2360 West Horizon Ridge Parkway, Suite 100, Henderson, NV 89052

(“Ireland")

OF THE SECOND PART

WHEREAS:

A.          SMM and Ireland (collectively, the “Parties”) are parties to that Amended and Restated Option Agreement effective as of July 20, 2011 (the “Option Agreement”) whereby SMM granted Ireland an option in the Red Mountain Project, as that term is defined in the Option Agreement;

B.          Pursuant to Subsection 3.1(a) of the Option Agreement, Ireland is required to make a cash payment of $8,000 to SMM for the month of August, 2014, which has not been paid (the “August Payment”);

C.          Pursuant to Subsection 10.2(a) of the Option Agreement, upon termination of the Option Agreement, Ireland is required to to maintain the mineral claims comprising the Red Mountain Project in good standing for a period of twelve (12) months following the date of termination of the Option Agreement (the “Good Standing Requirement”); and

D.          The Parties have mutually agreed to terminate the Option Agreement and SMM has, in exchange for a one time cash payment of $50,000 (the “Cash Payment”) agreed to release Ireland from its obligations with respect to the Good Standing Requirement, effective immediately, and the Parties have negotiated a complete resolution of any and all disputes, claims or potential claims arising between them and the subject matter of the Option Agreement on the terms and conditions set out below.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties agrees as follows:

1.          TERMINATION

1.1        SMM and Ireland agree that, as of the date hereof, the Option Agreement shall be terminated and be of no further force or effect.

1.2        SMM hereby waives the August Payment.

1.3        Ireland shall, for a period of 90 days after the date hereof, make available to SMM, at no cost to SMM, all drill core, copies of all reports, maps, assay results and other relevant technical data compiled by, prepared at the direction of, or in the possession of Ireland with respect to the Red Mountain Project and not previously provided to SMM.

1.4        Ireland shall have the right, for a period of 180 days after the date hereof, to remove from the Red Mountain Project all buildings, plant, equipment, machinery, tools, appliances and supplies which were brought onto the Red Mountain Project by or on behalf of Ireland.

2.          RELEASE AND DISCHARGE

2.1        In consideration of the SMM Release (as hereinafter defined), Ireland agrees:

(a)	to make the Cash Payment to SMM upon execution of this Agreement by each of the Parties hereto; and

(b)

to completely release and forever discharge SMM from any and all past, present or future claims, demands, obligations, actions, causes of action, rights, damages, costs, loss of services, expenses and compensation which Ireland has had, now has, or which may hereafter accrue or otherwise be acquired by Ireland against SMM with respect to any matter relating to the Option Agreement (the “Ireland Release”).

2.2        In consideration of the Ireland Release and the Cash Payment, SMM agrees to completely release and forever discharge Ireland from any and all past, present or future claims, demands, obligations, actions, causes of action, rights, damages, costs, loss of services, expenses and compensation which SMM has had, now has, or which may hereafter accrue or otherwise be acquired by SMM against Ireland with respect to any matter relating to the Option Agreement, including but not limited to, the Good Standing Requirement and the August Payment (the “SMM Release”).

2.3        Notwithstanding the provisions of Section 2.1 and Section 2.2, the Ireland Release and the SMM Release shall not act as any waiver, release or discharge by the Ireland or SMM of any claims with respect to or arising out of this Agreement.

3.          ENTIRE AGREEMENT AND SUCCESSORS IN INTEREST

3.1        This Agreement contains the entire agreement between the Parties with regard to the matters set forth herein and shall be binding upon and inure to the benefit of the executors, administrators, personal representatives, heirs, successors and assigns of each.

4.          INDEPENDENT LEGAL ADVICE

4.1        This Agreement has been prepared by Northwest Law Group acting solely on behalf of Ireland. SMM acknowledges that he has been advised to obtain independent legal advice, and that it has had full opportunity to obtain independent legal advice.

5.          GOVERNING LAW

5.1        This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada and each party hereto adjourns to the jurisdiction of the courts of the State of Nevada.

6.          ADDITIONAL DOCUMENTS

6.1        All parties agree to cooperate fully and execute any and all supplementary documents and to take all additional actions which may be necessary or appropriate to give full force and effect to the basic terms and intent of this Agreement.

7.          EFFECTIVENESS

7.1        This Agreement shall become effective on execution.

8.          MISCELLANEOUS

8.1        This Agreement supersedes any prior written or oral agreements or understandings between the parties relating to the subject matter hereof.

8.2        No modification or amendment of this Agreement shall be valid unless in writing and signed by or on behalf of the Parties hereto.

8.3        A waiver of the breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any subsequent breach of the same or any other term or condition.

8.4        This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be held invalid or unenforceable, such invalidity and unenforceability shall not affect the remaining provisions hereof and the application of such provisions to other persons or circumstances, all of which shall be enforced to the greatest extent permitted by law.

8.5        The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

8.6        This Agreement may be executed in one or more counter-parts, each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date of this Agreement.

SIERRA MINERAL MANAGEMENT INC.
also doing business as RED MOUNTAIN MINING
by its authorized signatory:

/s/ Randy Johnson
Signature of Authorized Signatory

Randy Johnson
Name of Authorized Signatory

Owner
Position of Authorized Signatory

IRELAND INC.
a Nevada corporation by its
authorized signatory:

/s/ Douglas Birnie
Signature of Authorized Signatory

Douglas Birnie
Name of Authorized Signatory

President
Position of Authorized Signatory